July 3, 2007

Room 4561

Mr. David Cunningham
Chief Operating and
Financial Officer
Centergistic Solutions, Inc.
505 N. Euclid Ave, Suite 480
Anaheim, CA  92801

      **Re:    Centergistic Solutions, Inc.**
             **Form 10-KSB for Fiscal Year Ended June 30, 2006**
             **Filed February 22, 2007**
             **File No. 000-51433**

Dear Mr. Cunningham:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief